Fang Xue, Esq. Direct: +86 10 6502 8687 Fax: +86 10 6502 8510 fxue@gibsondunn.com

February 11, 2020

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	SORL Auto Parts, Inc.

Schedule 13E-3

Filed on January 2, 2020

Filed by SORL Auto Parts, Inc., Ruili Group Co., Ltd., Ruili International Inc., Ruili International Merger Sub Inc., Xiaoping Zhang, Shuping Chi, and Xiaofeng Zhang

File No. 005-35858

Preliminary Proxy Statement on Schedule 14A

Filed January 2, 2020, amended on January 6, 2020

File No. 000-11991

Dear Mr. Duchovny:

On behalf of SORL Auto Parts, Inc., a Delaware corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated January 22, 2020, with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A, File No. 000-11991 (the “Proxy Statement”) filed on January 2, 2020 and amended on January 6, 2020 and the Schedule 13E-3, File No. 005-35858 (the “Schedule 13E-3”) filed on January 2, 2020 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that, except where indicated otherwise, all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Schedule 13E-3 (the “Amendment to Schedule 13E-3”) or the amended Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”), as the case may be, both of which have been filed concurrently with the submission of this letter in response to the Staff’s comments. All capitalized terms not otherwise defined herein are defined in the Revised Proxy Statement.

The Amendment to Schedule 13E-3 and the Revised Proxy Statement incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. In addition, marked copies of the Amendment to Schedule 13E-3 and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the Proxy Statement are being provided separately to the Staff via email.

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning Mr. Xiaoping Zhang, Ms. Shuping Chi, Mr. Xiaofeng Zhang, Ruili Group Co., Ltd. (“Ruili Group”), Ruili International Inc., or Ruili International Merger Sub Inc., such response is included in this letter based on information provided to the Company by such other persons or their respective representatives.

Schedule 13E-3

1.	Remove the statements on page 1 that the filing of the Schedule 13E-3 shall not be construed as an admission that the company is “controlled” by any filing person or that any filing person is an affiliate of the company, or of any other filing person, within the meaning of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their controlling or affiliate status with respect to the company or other filing persons within the context of Rule 13e-3.

We respectfully advise the Staff that in response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to the updated disclosure on page 1 of the Amendment to Schedule 13E-3.

Proxy Statement

Background of the Merger, page 17

2.	Please provide us the legal analysis as to why the Buyer Consortium did not file an amendment to its Schedule 13D in connection with developments in the approach and negotiation with the company on March 11, 2019, March 26, 2019 and through the negotiation period ending with the execution of the merger agreement on November 29, 2019. Based on the group’s existing disclosure at the time, it appears that material changes occurred to the facts set forth in the group’s Schedule 13D that required amendments to be filed promptly. See Rule 13d-2(a).

CD&I 110.06 regarding Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting states that a Schedule 13D requires an amendment when “the security holder has formulated a specific intention with respect to a disclosable matter.”

We respectfully advise the Staff that, based on the information provided by the relevant members of the Buyer Consortium, we do not believe that any amendment to the Schedule 13D filed by Mr. Xiaoping Zhang, Ms. Shuping Chi and Mr. Xiaofeng Zhang with respect to the Company on October 30, 2015 was required prior to April 25, 2019 because, prior to such time, none of Mr. Xiaoping Zhang, Ms. Shuping Chi or Mr. Xiaofeng Zhang had experienced a material change in their holdings reportable on Schedule 13D or formed a fixed, definite or specific plan or intention to proceed with an acquisition of the Company or of any of the outstanding equity of Company.

On October 30, 2015, Mr. Xiaoping Zhang, Ms. Shuping Chi and Mr. Xiaofeng Zhang jointly filed a Schedule 13D with respect to the Company (the “Original Schedule 13D”). In the Original Schedule 13D, the reporting persons disclosed the 2015 Proposal, the reporting persons’ intention to pursue a transaction resulting in the acquisition of all of the common stock of the Company that were not owned by them and also indicated that they reserved the right to formulate other purposes, plans or proposals regarding the Company or any other actions that could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

As disclosed in the Proxy Statement, Ruili Group and Mr. Xiaoping Zhang engaged Huatai United Securities Co., Ltd. (“Huatai Securities”) as their financial advisor and O’Melveny & Myers LLP (“O’Melveny”) as their U.S. legal counsel on March 11, 2019 and March 26, 2019, respectively. Based on information provided by certain members of the Buyer Consortium, during the period between the engagement of those advisors and on or about the time the Buyer Consortium made its preliminary, non-binding proposal on April 25, 2019, Mr. Xiaoping Zhang, Ms. Shuping Chi and Mr. Xiaofeng Zhang were in the early stage of considering whether to pursue a going private transaction concerning the Company or other strategic alternatives involving the company, including a plan that would maintain the Company’s listed status on the NASDAQ. As disclosed on page 17 in the “Background to the Merger” section of the Revised Proxy Statement, prior to April 25, 2019, representatives of Huatai Securities and O’Melveny provided Mr. Xiaoping Zhang, Ms. Shuping Chi, Mr. Xiaofeng Zhang and Ruili Group with general advice with respect to the going private transaction so as to help them to evaluate the merits of proceeding with such a transaction. Specifically:

●	from March 11, 2019 to March 26, 2019, representatives of Huatai Securities held conference calls with Mr. Xiaoping Zhang to provide introductory information about the potential transaction costs and other financial related information that are expected to incur in a typical Rule 13e-3 going private transaction;

●	on March 26, 2019, representatives of Huatai Securities and O’Melveny met with Mr. Xiaoping Zhang in person to provide introductory information about the general transaction steps and processes involved in a typical Rule 13e-3 going private transaction;

●	on March 27 and April 10, 2019, representatives of Huatai Securities and O’Melveny held conference calls with Mr. Xiaoping Zhang and his assistant to provide further explanatory information, such as the estimated transaction costs and general timetable of a typical going private transaction; and

●	from April 17, 2019 to April 25, 2019, representatives of Huatai Securities and O’Melveny had further discussions with Mr. Xiaoping Zhang and other members of the Buyer Consortium relating to a potential going private transaction involving the Company, including the possible transaction structures, the potential issues that may affect the successful closing of the transaction and the necessary regulatory approvals that may be required to be obtained before closing. As we have been advised by the members of the Buyer Consortium, none of these discussions led to a fixed, definite or specific plan or intention of the Buyer Consortium to proceed with a going private transaction or any other transaction concerning the Company.

On or about April 25, 2019, the members of the Buyer Consortium, after considering the information provided by representatives of Huatai Securities and O’Melveny and other factors disclosed in the Proxy Statement under “Purposes and Reasons of the Buyer Consortium for the Merger,” resolved to make a preliminary, non-binding offer to the Company to acquire all of the common stock of the Company that were not owned by the Buyer Consortium. At such time, the Buyer Consortium promptly filed amendment No. 1 to the Original Schedule 13D to reflect such disclosable events. Prior to such time, based on information provided to us by members of the Buyer Consortium, we understand that none of the members of the Buyer Consortium had formulated a specific intention to proceed with a going private transaction or any other transaction concerning the Company.

Following the filing of amendment No. 1 to the Original Schedule 13D on April 25, 2019, disclosing the non-binding offer and the Buyer Consortium’s intention to pursue a transaction resulting in the acquisition of all of the shares of the company that were not owned by the members of the Buyer Consortium, based on information provided by the relevant members of the Buyer Consortium and described in the “Background to the Merger” section of the Revised Proxy Statement, we respectfully advise the Staff that, in our judgment, none of the members of the Buyer Consortium experienced any change in their holdings reportable on Schedule 13D and no event, circumstance or change occurred from such time to the date of the execution of the merger agreement on November 29, 2019 that constituted a disclosable matter that would require the Buyer Consortium under Rule 13d to update the disclosures in the Original Schedule 13D as amended by amendment No. 1 filed on April 25, 2019.

On December 3, 2019, the Buyer Consortium promptly filed amendment No. 2 to the Original Schedule 13D to disclose the signing of the definitive agreements with respect to a going private transaction involving the Company.

Accordingly, we respectfully submit to the Staff that, based on the information provided to us by members of the Buyer Consortium, we believe that the members of the Buyer Consortium complied with their obligations under Rule 13d in connection with developments in the approach and negotiation with the Company on March 11, 2019, March 26, 2019 and through the negotiation period ending with the execution of the merger agreement on November 29, 2019.

The Company has updated the disclosure on page 17 of the Revised Proxy Statement to include certain background information described above.

3.	Refer to the appointment of new directors on May 20, 2019 and their designation to form the special committee. Please describe the background of the appointments and what considerations the board took in appointing two individuals who appear to have had no familiarity with the company, its operations or its prospects. How did the board expect that the new directors would effectively represent the interests of the security holders in negotiations with the Buyer Consortium, which included the chairman of the board and CEO as well as two other directors and, together, controlling security holders of the company?

We respectfully advise the Staff that the Company decided to appoint two new directors on May 20, 2019 to form the special committee for the following reasons:

First, even though the board of directors (the “Board”) had previously determined with respect to three of the four outside directors then serving on the Board (the “Existing Outside Directors”) that they qualified as “independent” directors for purposes of Nasdaq listing rules and other applicable standards, the Board determined to avoid any question as to their independence and disinterestedness in the going private transaction for Delaware law purposes due to their relationship with the Company and/or Ruili Group, a member of the Buyer Consortium and an entity controlled by the chairman and CEO of the Company and two other directors who are members of the Buyer Consortium. In particular, Mr. Jinbao Liu was employed by the Ruili Group from January 2000 to December 2003 as a senior engineer and Assistant General Manager, Mr. Huilin Wang was employed by the Ruili Group from March 2002 to June 2009 as a senior engineer, and Mr. Jianghua Feng was an attorney of a Chinese law firm that provided legal services to Ruili Group Ruian Auto Parts, Co., Ltd., a subsidiary of the Company. Although the fourth Existing Outside Director, Mr. Yuhua Li, did not have any such relationship, he declined to serve on the special committee due to his lacking of experience and expertise in similar transactions. For these reasons and to minimize any potential appearance of conflict of interest or lack of independence, the Company decided to appoint two new outside directors (the “New Outside Directors”) who had no prior employment history or other material relationship with the members of the Buyer Consortium or any of their affiliates.

Second, the two New Outside Directors were selected by the Company after a process of contacting and interviewing potential candidates who possessed experience and skill sets that the Company deemed relevant in the context. For example, Mr. Xiao Lin has investment banking experience and finance background relating to public companies, and Mr. Binhua Feng has extensive experience and deep understanding of the auto industry in China.

Lastly, members of the special committee were given extensive powers and authorities to obtain all relevant information relating to the Company and the transaction and to seek advice from independent advisors and management (see response to Question #4 below). Accordingly, between May 21, 2019 when the special committee was formed and November 29, 2019 when the definitive agreements were signed, the special committee held 19 meetings with its independent advisors and have multiple discussions with the Company’s management members to become familiar with the Company and its operations and prospects.

Therefore, the Company believed that the New Outside Directors were able to effectively represent the interests of the security holders in negotiations with the Buyer Consortium.

4.	Please describe here the scope of and limitations on the Special Committee’s authority with respect to this transaction. What were the committee’s duties and authority?

We respectfully advise the Staff that at a meeting on May 21, 2019, our Board (other than Mr. Xiaoping Zhang, Ms. Shuping Chi and Mr. Xiaofeng Zhang who, as members of the Buyer Consortium, recused themselves from the board meeting and abstained from voting) established the special committee, by way of a unanimous vote cast by all members of the Board present at the meeting, and granted to the special committee the exclusive power and authority of the Board to, among other things, (i) to establish and direct the process and procedures related to the review and evaluation of the proposed going private transaction and any other proposed transaction to acquire all or a substantial portion of the stock or assets of the Company, or to engage in a merger, combination or other similar transaction involving the Company (collectively, the “Strategic Transactions”); (ii) to review, evaluate, investigate, pursue and negotiate the terms and conditions of any Strategic Transaction; (iii) to solicit expressions of interest or other proposals for Strategic Transactions to the extent the special committee deems appropriate; (iv) to determine whether any Strategic Transaction is advisable and is fair to, and in the best interests of, the Company and its stockholders (or any subset of the stockholders of the Company that the special committee determines to be appropriate); (v) to reject any Strategic Transaction or approve, or recommend to the Board the approval of, any Strategic Transaction; (vi) to the extent applicable, to determine, or recommend to the Board, whether to recommend any Strategic Transaction to the stockholders of the Company (or any subset of the stockholders of the Company that the special committee determines to be appropriate); (vii) to review, analyze, evaluate, monitor and control all proceedings (including, without limitation, litigation) and activities of the Company related to any Strategic Transaction; (viii) to participate in the preparation of, review and comment upon any and all documents and other instruments used in connection with a Strategic Transaction; and (ix) to take such other actions as the special committee may deem, in its sole judgment and discretion, to be necessary, advisable or appropriate for the special committee to discharge its duties.

In addition, the Board further resolved that the Board shall not recommend any Strategic Transaction for approval by the Company’s stockholders, or otherwise approve any Strategic Transaction, without a prior favorable recommendation of such Strategic Transaction by the special committee.

Moreover, the Board also authorized the special committee to retain and compensate, on terms and conditions acceptable to the special committee, at the Company’s expense, such advisors, including, without limitation, financial and legal advisors, as the special committee deems appropriate to assist it in discharging its responsibilities.

Finally, the Board directed the officers, employees and agents of the Company and the advisors to the Company (including, without limitation, legal counsel and financial advisors) to cooperate fully with the special committee and its advisors, agents, counsel and designees in all respects related to any Strategic Transaction, to take direction from the special committee and to provide such information and materials about the Company or which may otherwise be in the possession of the Company, including, without limitation, the books, records, projections and financial statements of the Company and any documents, reports or studies pertaining to the Company or any Strategic Transaction, as may be helpful in the discharge of the special committee’s duties.

The Company has updated the disclosure on pages 18 and 25 of the Revised Proxy Statement to disclose the scope of the special committee’s duties and authorities described above.

5.	Refer to the entry for October 28, 2019. Please clarify whether the request for an increase in the purchase price was made for a specific price or range of prices.

Duff & Phelps respectfully advises the Staff that the request for an increase in the purchase price was not made for a specific price or range of prices.

The Company has updated the disclosure on page 23 of the Revised Proxy Statement to clarify the above.

Recommendation of Our Board of Directors and Special Committee, page 26

6.	We note that the Special Committee considered the analyses and conclusion of Duff & Phelps opinion in making its fairness determination and the board of directors considered and adopted the Special Committee’s recommendations and analysis. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Special Committee board adopted the Duff & Phelps analyses and opinion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

In response to the Staff’s comment, the Company has updated the disclosure on pages 28 and 32 of the Revised Proxy Statement.

7.	On a related note, please address how any filing person relying on the Duff & Phelps opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than the Excluded Shares and the Dissenting Shares, rather than all security holders unaffiliated with the company.

In response to the Staff’s comment, the Company has updated the disclosure on page 28 of the Revised Proxy Statement.

Purposes and Reasons of the Buyer Consortium for the Merger, page 44

8.	Please revise your statement referring to a “possible interpretation” of Rule 13e-3 and to the members of the Buyer Consortium “may be deemed” to be engaged in a going private transaction to remove the uncertainty. Given your determination to file the Schedule 13E-3, the filing persons may not make the stated disclaimer.

In response to the Staff’s comment, the Company has updated the disclosure on page 44 of the Revised Proxy Statement.

Prospective Financial Information, page 51

9.	Please revise to include the full projections instead of a summary.

In response to the Staff’s comment, the Company has updated the disclosure on pages 51-52 of the Revised Proxy Statement.

Interests of the Company’s Directors and Officers in the Merger, page 55

10.	With a view toward revised disclosure, please tell us whether any directors or officers will receive payment for any securities they own or whether any incentive compensation will be accelerated, each as a result of the going private transaction.

The Company advises the Staff that directors or officers (other than members of the Buyer Consortium) will receive $4.72 in cash for each share of the Company’s common stock they own at closing, which is the same as the consideration received by other shareholders. In response to the Staff’s comment, the Company has updated the disclosure on page 28 of the Revised Proxy Statement. No incentive compensation will be accelerated as a result of the going private transaction because the Company does not have any outstanding stock options or other equity incentive awards.

* * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Ruili Group Co., Ltd., Ruili International Inc., Ruili International Merger Sub Inc., Xiaoping Zhang, Shuping Chi, and Xiaofeng Zhang.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me by telephone at +86 10 6502 8687 or by e-mail at fxue@gibsondunn.com.

Very truly yours,

By:	/s/ Fang Xue
Fang Xue, Esq.
Gibson, Dunn & Crutcher LLP

Enclosures

cc:	Phyllis Huang (SORL Auto Parts, Inc.)

Ke Geng, Esq. & Nima Amini, Esq. (O’Melveny & Myers LLP)

Charles Wu, Esq. (Locke Lord LLP)

Exhibit A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 22, 2020 with respect to the Preliminary Proxy Statement on Schedule 14A, File No. 000-11991 (the “Proxy Statement”) filed on January 2, 2020 and amended on January 6, 2020 and the Schedule 13E-3, File No. 005-35858 (the “Schedule 13E-3”) filed on January 2, 2020 by the Company and the other filing persons named therein, each of the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 and the amended Preliminary Proxy Statement on Schedule 14A filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

●	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SORL Auto Parts, Inc.

By	/s/ Xiao Lin
Name:	Xiao Lin
Title:	Director

[SORL - Signature Page to Acknowledgment]

Ruili Group Co., Ltd.

By	/s/ Xiaoping Zhang
Name:	Xiaoping Zhang
Title:	Legal Representative

Ruili International Inc.

By	/s/ Xiaoping Zhang
Name:	Xiaoping Zhang
Title:	Director

Ruili International Merger Sub Inc.

By	/s/ Xiaoping Zhang
Name:	Xiaoping Zhang
Title:	Director

[SORL - Signature Page to Acknowledgment]

Xiaoping Zhang

/s/ Xiaoping Zhang

Shuping Chi

/s/ Shuping Chi

Xiaofeng Zhang

/s/ Xiaofeng Zhang

[Signature Page to Acknowledgment]